August 12, 2024

Arthi Chakravarthy
Chief Legal Officer
Enovix Corporation
3501 W. Warren Avenue
Fremont, California 94538

       Re: Enovix Corporation
           Form 10-K for the Fiscal Year Ended December 31, 2023
           Filed February 29, 2024
           Form 8-K Furnished May 1, 2024
           File No. 001-39753
Dear Arthi Chakravarthy:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing